

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-mail
Mr. Tingxiu Lu
Chairman and Chief Executive Officer
China Sunergy Co., Ltd.
No. 123 Focheng West Road
Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100
People's Republic of China

> **Re: China Sunergy Co., Ltd.**
>   **Form 20-F for the fiscal year ended December 31, 2013**
>   **Filed April 29, 2014**
>   **File No. 001-33433**

Dear Mr. Lu,

We have reviewed your response dated January 30, 2015 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 18. Financial Statements

Note 7. Bank Borrowings, page F-25

1. Further to your response to prior comment 1, in future filings please disclose the amount of fixed deposits guaranteeing your debt and included in the restricted cash balance in addition to the additional disclosures you propose for the accounting policy footnote.

Note 15. Related Party Transactions and Balances, page F-41

2. Further to your response to prior comment 2, please tell us why you classify the entire amount of $75 million as a current asset. Please tell us the amount of inventory purchases applied against the balance in fiscal 2014 and tell us about the payment terms for the balance owed. Also tell us the balance as of December 31, 2014.

You may contact Li Xiao at (202) 551-4391 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant